MANAGEMENT’S DISCUSSION and ANALYSIS as May 31, 2010.

Scope of management’s financial analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. (the "Company")and the accompanying notes for the three-month periods ended May 31, 2010 and 2009. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2010, and results of operations, including the section describing the risks and uncertainties. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Forward-Looking Statements

This document may contain forward-looking statements reflecting management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

Exploration Activities

Activities Summary

During the three-month period ended May 31, 2010, exploration costs totalled $2,029,000 compared to $519,000 for the same period of the preceding year. During the recent quarter, the Company was particularly active to complete drilling programs on its Anatacau-Wabamisk, Lac Pau and FCI properties, the latter being in partnership with Odyssey Resources Limited (“Odyssey”). The Company was also quite busy at planning its summer 2010 exploration programs on several of its properties.

Anatacau-Wabamisk property

During the current period, the Company carried out drilling on the Wabamisk portion of the Anatacau-Wabamisk property, located in the area of the Opinaca reservoir in the James Bay region. The Company owns a 100% participating interest in the Wabamisk portion while it has the option to acquire IAMGOLD Corporation’s (“IAMGOLD”) 100% participating interest in the Anatacau portion of the project for a consideration consisting of $3 million in exploration work to be carried out before December 31, 2012. The program consisted of 30 holes (WB-10-03 to WB-10-32) for a total of 4,210 metres and was intended mainly to evaluate the Isabelle showing as well as many other geophysical targets situated in the same geological environment.

Discovered through prospecting in 2007, the Isabelle showing has been the object of mechanical stripping, detailed mapping, and channel sampling in the summer and fall of 2009. Work allowed for a better definition of the gold mineralization that is now followed laterally at surface over 80 metres, within a folded sequence of finely bedded wackes. The gold mineralization is associated mainly with a series of north-south-oriented quartz veins steeply dipping to the east. The gold-bearing veins are contained within a zone of intense biotite-silica alteration, which has developed in thicknesses of 10 to 20 metres at the contact between a felsic dyke and enclosing wackes. The veins and their envelope contain little sulphide (1-5% pyrrhotitepyrite) but visible gold is frequently observed within the mineralized zones. Results from a dozen channels taken on the Isabelle showing are very encouraging. The channel located at the northern tip of the trench yielded 11.03 g/t Au over 3 metres while the one located in the south portion of the trench returned 17.86 (14.98 cut) g/t Au over 3 metres. The other channels returned results varying from 5.52 g/t Au over 1 metre to 7.68 g/t Au over 3 metres overall. Weaker results were

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also obtained from time to time (1.44 g/t Au over 2 metres and 0.5 g/t Au over 3 metres). Conversely, an exceptional result grading 316.18 g/t Au over 1 metre was also obtained. The distribution of the grades is somehow variable considering the free nature of gold in the veins and silicified zones.

During the recent period, 20 holes tested the Isabelle showing and confirmed the continuity of the gold structure (veins network and silicified envelope) over a lateral distance of about 150 metres and to a vertical depth of 75 metres. The structure seems to weaken and to fade away to the north but it remains totally open to the south. Moreover, the Isabelle zone could not be tested systematically in depths greater than 75 metres because of the poor ice condition of the lake situated just to the east of the showing. Assay results of the 20 holes testing the Isabelle showing confirm the erratic distribution of the grades, which had already been revealed by surface sampling. The highlight of the campaign is from hole WB-10-12, which has returned an intersection grading 46.5 (uncut) g/t Au over 4 metres (18.26 (cut) g/t Au over 4 metres). The other intersections of interest include 5.89 g/t Au over 2 metres (WB-10-07), 2.75 g/t Au over 10 metres (WB-10-04) and 2.02 g/t Au over 7 metres (WB- 10-03). Visible gold was observed in these four holes. The other holes on the Isabelle showing and those testing geophysical targets did not return significant results. The Company is satisfied with the drill results obtained on the Isabelle showing. In spite of the rather irregular distribution of the grades, which is typical of gold deposits associated with quartz veins, the gold structure is nevertheless confirmed laterally over nearly 150 metres and it remains open to the south and at depth. Only a tiny fraction of the property has been worked in detail and many other exploration targets are yet to be tested. A significant surface work program, which consists of prospecting, geological mapping, mechanical stripping and till geochemistry, is planned for the summer of 2010 over the entire Anatacau-Wabamisk project.

In the recent quarter, the Company spent $762,000 on the Anatacau-Wabamisk property.

LAC PAU PROPERTY

In the recent quarter, the Company carried out a first drilling program on the Lac Pau property that it owns 100% in the north part of the Caniapiscau reservoir, James Bay region. The program consisted of 28 holes (PAU-10-001 to PAU-10-028) for a total of 3,612 metres and tested at shallow depth the Tricorne, JAL-PPG and Beausac-2 gold showings as well as several geophysical (IP) anomalies. Eight holes were drilled in the area of the Tricorne showing, which had been in 2009 the object of mechanical stripping, mapping and sampling. Overall, the channel sampling of the trenches yielded sub-economic results varying from 1.18 g/t Au over 15 metres to 2.18 g/t Au over 7 metres, with a few economic valuable intervals (9.02 g/t Au over 5 metres; 5.39 g/t Au over 5 metres; 7.19 g/t Au over 2 metres). Drilling yielded results that compare with those from the channels, with several sub-economic intersections: 1.2 g/t Au over 0.95 metres (PAU-10-001); 0.4 g/t Au over 14.4 metres (PAU-10-003); 3.28 g/t Au over 1 metre (PAU-10-005); 1.66 g/t Au over 3.2 metres (PAU-10-007); and 3.23 g/t Au over 1 metre (PAU-10-008). Hole PAU-10-004 crosscut a more interesting interval grading 3.43 g/t Au over 6 metres. This intersection is located 75 metres vertically under the channel that had returned 9.02 g/t Au over 5 metres and remains open at depth. The Beausac-2 showing, located 7 kilometres northeast of the Tricorne showing, was tested by five holes gathered in the south-eastern portion of the outcrop where the best channel results had been obtained among which 5.22 g/t Au over 7 metres (including 14.03 g/t Au over 2 metres); 27.8 g/t Au over 1 metre; and 3.01 g/t Au over 4 metres. Unfortunately, the holes did not return results as significant as expected, the best intersection being 1.04 g/t Au over 2 metres. Three holes were drilled on the JAL-PPG showing, which is located 860 metres to the southwest of the Tricorne showing. Channel sampling done in 2009 on this showing had yielded variable results from 0.88 g/t Au over 2 metres to 2.7 g/t Au over 10 metres (including 10.74 g/t Au over 2 metres). The three holes returned weak results varying from 1.22 g/t Au over 1 metre to 2.4 g/t Au over 1 metre. The twelve other holes tested various IP anomalies on the property. Overall, these holes did not return significant values except for hole Pau-10-028, which crosscut a large intersection grading 0.52 g/t Au over 45.8 metres, including 1.08 g/t Au over 11 metres. This intersection consists of a large metasomatic-altered zone (silica, chlorite, sericite) with 4-10% pyrite-pyrrhotite disseminated within a felsic gneiss whose origin is uncertain. It is associated with a strong IP anomaly of kilometric length (open to both ends) and located 1.3 kilometres northeast of the Jedi showing within its interpreted extension.

The Company is satisfied with the results of the winter 2010 exploration program. The Tricorne showing remains quite interesting as it yielded several intervals highly anomalous in gold as well as a richer intersection (3.43 g/t Au over 6 metres, which remains open vertically and laterally. The mineralized zone intersected by hole PAU-10-028 also represents a new target considered as promising because of its greater thickness and the dimensions of the geophysical anomaly associated with it. In spite of several negative drill results, the vast auriferous system that is to date traced over 12 kilometres remains hardly tested and justifies additional work. The Company intends to carry out in the summer of 2010 a program of mechanical stripping, geological mapping, prospecting, and sampling over the entire property.

In the recent quarter, the Company spent $723,000 on the Lac Pau property.

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FCI PROPERTY

In the recent period, the Company has also been quite active on the FCI property, located 42 kilometres southwest of Hydro-Québec’s LG-4 airport, in the James Bay territory. The Company carried out, in partnership with Odyssey, an 11-hole diamond drilling program (FCI-10-010 to FCI-10-020) for a total of 3,035 metres. Pursuant to an agreement signed in late May 2009, Odyssey has the option to acquire a 50% participating interest in the FCI property in consideration of $4 million in exploration work to be carried out during the next six years and cash payments totalling $130,000 to be paid by the 3rd anniversary of the agreement. The drilling program tested mainly the Golden Gap auriferous corridor over an east-west distance of 1,200 metres and to a vertical depth of 250 metres.

Line cutting, ground geophysics, geological mapping, and prospecting have been carried out on this auriferous corridor from 1997 to 2009. Work led to the discovery at surface of several significant gold showings that returned values from 1 to 50 g/t Au (obtained mainly in quartz veins). The eight holes drilled in 2001 and 2007 on this corridor yielded many anomalous intervals varying from 0.72 g/t Au over 1.65 metres to 0.59 g/t Au over 11.4 metres with one richer intersection that returned 10.48 g/t Au over 7 metres.

Drilling carried out during the recent period did not return economic results but it provided further evidence of the auriferous nature of the Golden Gap corridor. Many mineralized intervals have been intersected and have returned overall results varying from 0.15 g/t Au over 1 metre to 1.23 g/t Au over 4 metres. Some larger intersections have been obtained from time to time, notably 0.66 g/t Au over 12 metres (FCI-10-012); 0.13 g/t Au over10.7 metres (FCI-10-015); 0.53 g/t Au over 15 metres (FCI-10-017); 0.48 g/t Au over 6.5 metres (FCI-10-018); and 0.34 g/t Au over 13 metres (FCI-10-020). Furthermore, a richer intersection grading 14.15 g/t Au over 0.5 metre was obtained in a folded quartz vein with several gold grains in hole FCI-10-010. Most of the gold intersections are located in the vicinity of a contact between mafic volcanics and a sedimentary unit (wacke) and are associated with silica zones and sulphide disseminations (arsenopyrite, chalcopyrite, and pyrrhotite). Recent drill results are currently being discussed with Odyssey. During the recent quarter, Odyssey spent $398,000 (excluding fees invoiced by the Company) on the property. No further work is planned for the summer of 2010.

NEW ACQUISITION

On May 26, 2010, the Company entered into agreement with Ressources Sirios Inc. (“Sirios”) on the Escale property, located 75 kilometres southwest of the LG-4 hydro-electric power plant, in the James Bay region. The property consists of a block of 129 claims totalling about 6,600 hectares.

Pursuant to this agreement, the Company acquires a 100% participating interest in the property in consideration of the issuance of 55,000 shares of the Company and a 0.5% NSR in favour of Sirios. The Company may buy back this NSR, at any time at its discretion, for $500,000. Newmont Mining Corp. also owns a 1% NSR in a group of 11 claims, which are part of the property.

The property is located in the central part of the Lac Duhesme Achaean volcano-sedimentary belt, which is a segment of theB prolific La Grande auriferous belt. The Company is already quite active in this area as it has for several years carried out major exploration on its Noella and Nichicun properties located less than 10 kilometres away from the property. The property straddles a major lithological contact between volcanics and sediments and covers several anomalies of arsenic, gold, antimony and molybdenum in bottom lake sediments. Prospecting carried out by Sirios between 1994 and 2008 led to the discovery of five gold showings grading up to 4.85 g/t Au spread over the entire property. Most recently, limited prospecting conducted by Sirios in 2008 and 2009 led to the discovery of a series of erratic blocs highly anomalous in gold, molybdenum and silver within a 400m-by-150m corridor oriented NE-SW. These sub-angular blocs of silicified felsic rocks with finely disseminated pyrite (2-4%) and molybdenite (traces to 2%) returned values of up to 1.88 g/t Au, 1565 ppm Mo and 7 g/t Ag. This type of mineralization represents a new highly interesting exploration target that has never been the object of significant follow-up on the property. In addition, an erratic float of banded iron formation, which was also discovered during the 2008 work program, returned 23.8 g/t Au, thus again highlighting the appreciable auriferous potential of the iron formations in this sector. Prospecting and geological mapping is foreseen by Virginia on the property during the summer of 2010 in order to better define the potential of these recent discoveries and of the entire property.

OUTLOOK FOR FISCAL 2011

The Company is about to begin several exploration programs on its numerous projects, all located in Québec, thus stressing the beginning of another very active year of its history. The Company intends to spend, alone or with partners, over $10 million in exploration work during fiscal 2011. Besides the Anatacau-Wabamisk, Lac Pau and Escale properties previously discussed, the Poste Lemoyne Extension, Nichicun, Éléonore Régional and Ashuanipi properties will be the object of important surface work during the summer and fall of 2010. Diamond drilling is also planned for this summer on the

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Corvet Est property in partnership with Goldcorp Inc. Further drilling could be carried out on other projects should summer results be conclusive.

A budget of about $900,000 solely funded by the Company will be allocated to the prospecting and evaluation of new exploration targets on the James Bay territory.

SELECTED FINANCIAL INFORMATION

	Three-Month Periods Ended

	May 31, 2010 $	May 31, 2009 $
General and administrative expenses	692,000	1,864,000
Other income	165,000	2,737,000
Net earnings (net loss)	(520,000)	930,000
Basic and diluted net earnings (net loss) per share	(0.017)	0.032

RESULTS OF OPERATIONS

COMPARISON BETWEEN THE THREE-MONTH PERIODS ENDED MAY 31, 2010 AND 2009

General and Administrative Expenses

For the three-month period ended May 31, 2010, general and administrative expenses totalled $692,000 compared to $1,864,000 for the same quarter of the preceding year, representing a decrease of $1,172,000. Variations are detailed hereafter.

During the current quarter, salaries totalled $217,000, representing an increase of $13,000 compared to the same period of the preceding year. The variation results mainly from an increase in annual salaries paid to the employees of the Company.

For the three-month periods ended May 31, 2010 and 2009, professional and maintenance fees totalled $73,000 and $51,000, respectively. The variation results mainly from costs related to the editing of legal documents in the scope of partnership agreements.

Rent, office expenses and other totalled $182,000 during the quarter ended May 31, 2010, representing an increase of $28,000 with the preceding comparative quarter. The variation results mainly from an increase in publicity, sponsorships and travelling expenses.

General exploration costs, net of tax credits related to mining exploration, increased by $65,000 to reach $116,000 during the current quarter. No tax credits have been accounted for since the beginning of the year as all Company’s exploration expenses were related to flow-through financings.

During the preceding comparative quarter, the Company proceeded with write-downs of several mining properties for a total of $1,398,000 compared to $95,000 for the current quarter. The variation results mainly from the abandonment in 2009 of a part of the Coulon property that management considered having a low potential of discovery.

Other Income

For the three-month period ended May 31, 2010, other income totalled $165,000 compared to $2,737,000 for the same period of the previous year. Variations are detailed hereafter.

During the period ended May 31, 2010, dividends and interest decreased by $83,000. This drop-off results mainly from the decrease in interest rates on the bonds held by the Company.

Fees invoiced to partners during the current quarter totalled $55,000, representing an increase of $22,000 with the same period of the preceding year. The increase is mainly related to work carried out in partnership with Odyssey on the FCI and Auclair projects.

During the quarter ended May 31, 2009, the Company recognized a gain of $862,000 resulting from the sale to Agnico Eagle of the Dieppe property. There was no disposal of properties in the current quarter.

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During the quarter ended May 31, 2010, the Company posted a loss on available-for-sale investments of $33,000 compared to a loss of $115,000 for the same period in 2009.

During the quarter ended May 31, 2010, the Company posted a loss on investments held for trading of $57,000 compared to again of $1,241,000 for the same period of the preceding year. The variation is mainly explained by the accounting of a gain of $1,183,000 following the recognition, in its financial statements of May 31, 2009, of a derivative financial instrument. This option resulted from the signing on March 16, 2009 of a credit agreement with its financial institution.

For the three-month period ended May 31, 2010, the Company posted a gain on investments designated as held for trading of $30,000 compared to $464,000 for the same period of the preceding year. The variation results mainly from a less important gain following a principal repayment on Asset-Backed Commercial Paper ("ABCP") as well as a loss in the value of convertible debentures owned by the Company.

Net Earning (Net Loss)

In light of the above, the Company recognized a net loss of $520,000 for the three-month period ended May 31, 2010 compared to net earnings of $930,000 for the same quarter of the preceding year.

OTHER INFORMATION

	Balance Sheets as at
	May 31,	February 28,
	2010	2010
	$	$
Working capital	44,967,000	44,525,000
Long-term investments	1,350,000	1,345,000
Mining properties	31,192,000	28,939,000
Total assets	78,250,000	76,737,000
Shareholders’ equity	76,116,000	73,703 000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

LIQUIDITY AND FINANCING

As at May 31, 2010, cash and cash equivalents amounted to $8,774,000 compared to $16,365,000 as at February 28, 2010 while the Company’s working capital totalled $44,967,000, representing a slight increase of $442,000 compared to the working capital recorded as at February 28, 2010.

From management’s point of view, the working capital as at May 31, 2010, will cover current expenditures and exploration fees in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Operating Activities
For the quarter ended May 31, 2010, cash flows used in operating activities totalled $226,000 compared to cash flows provided from operating activities of $411,000 for the same quarter of the preceding year. This variation results mainly from a change in accounts payable and accrued liabilities related to advance payments from partners.

Financing Activities
Cash flows provided from financing activities for the quarter ended May 31, 2010, amounted to $2,504,000. On May 18, 2010, the Company completed a private placement of 200,000 flow-through common shares at a price of $12.50 per share for gross proceeds of $2,500,000. No cash flows were provided from financing activities in the same quarter in 2009.

Investing Activities
For the quarter ended May 31, 2010, cash flows used in investing activities totalled $9,870,000 compared to $2,634,000 for the same quarter of the preceding year.

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The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term and long-term investments.

For the current quarter, the acquisition of mining properties and the capitalization of exploration costs required disbursements of $2,857,000 compared to $754,000 for the same quarter of the preceding year. This increase results mainly from more important drilling carried out in the winter of 2010.

For the quarter ended May 31, 2010, the acquisition of short-term investments reduced liquidities by $7,012,000 compared to a reduction of $2,108,000 in cash flows for the same quarter of the preceding year. The variation is attributable to a transfer of cash and cash equivalents in short-term investments during the current quarter.

During the three-month period ended May 31, 2010, the Company cashed $29,000 following principal repayments on MAV 3 notes compared to $270,000 for the same quarter of the preceding year.

INVESTMENTS IN THIRD -PARTY ASSET-BACKED COMMERCIAL PAPER

In August 2007, the Canadian ABCP market was hit by a liquidity disruption. Since then, the securities held by the Company have not been traded in an active market.

On August 16, 2007, a group of financial institutions and other parties agreed, pursuant to the Montreal Accord, to a standstill period in respect of ABCP sold by 23 conduit issuers. A Pan-Canadian Investors Committee (the "Committee") was subsequently established to oversee the orderly restructuring of these instruments during this standstill period.

On January 21, 2009, the Committee announced that the third-party ABCP restructuring plan had been implemented. Pursuant to the terms of the plan, holders of ABCP had their short-term commercial paper exchanged for longer-term notes whose maturities match those of the assets previously contained in the underlying conduits. As at that date, the Company held a portfolio of $3,800,000 principal amount in non-bank sponsored ABCP, which was exchanged for new securities that had a par value of $3,768,000.

During the three-month period ended May 31, 2010, the Company received $29,000 ($270,000 for the three-month period ended May 31, 2009) in principal repayments on notes that had a carrying value of $9,000 ($87,000 as at May 31, 2009) and accounted for a gain of $20,000 ($183,000 for the three-month period ended May 31, 2009) which is presented under caption Gain on investments designated as held for trading.

As at May 31, 2010, the notes had a par value of $3,322,000 and were detailed as follows:

MAV 2
Class A-1 Synthetic Notes	$790,000
Class A-2 Synthetic Notes	499,000
Class B Synthetic Notes	90,000
Class C Synthetic Notes	43,000
Tracking Notes - Traditional Assets (TA)	64 000
$1,486,000
MAV 3
Tracking Notes - Traditional Assets (TA)	$154,000
Tracking Notes - Ineligible Assets (IA)	1,682,000
$1,836,000

The Company also received, during the three-month period ended May 31, 2009, its share of accrued interests on ABCP. An amount of $58,000 was accounted for as a reduction of the unrealized loss in ABCP, presented under caption Gain (loss) on investments held for trading. The Company did not receive any payments related to accrued interest on ABCP for the threemonth period ended May 31, 2010.

On May 31, 2010, the Company remeasured its notes at fair value. During this valuation, the Company reviewed its assumptions to factor in new information available at that date, as well as the changes in credit market conditions. The Company gave due consideration, in particular, to new information released by BlackRock Canada Ltd. ("BlackRock"), which was appointed to administer the assets on the plan implementation date. BlackRock issues monthly valuation reports on the value of ABCP supported primarily by subprime assets in the U.S. (IA) and ABCP supported exclusively by traditional securitized assets (TA). The Company’s management measured the fair value of its assets from these two classes using said reports.

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Since there is no active market for these notes, the Company’s management has estimated the fair value of these assets by discounting future cash flows determined using a valuation model that incorporates management’s best estimates based as much as possible on observable market data, such as the credit risk attributable to underlying assets, relevant market interest rates, amounts to be received and maturity dates. The Company also took into account the information released by Dominion Bond Rating Service ("DBRS") on August 11, 2009. DBRS downgraded ABCP supported by synthetic assets or a combination of synthetic and traditional securitized assets of Class A-2 to "BBB-". Prior to this downgrading, this class of ABCP had "A" rating. For the purposes of estimating future cash flows, the Company assigned an average discount rate of 14.4% with an estimated average term of 6.7 years and used an average yield coupon rate of 2.81%.

As at May 31, 2010, the fair value of the notes was estimated at $1,350,000 ($1,345,000 as at February 28, 2010). As a result of this valuation, the Company recognized an unrealized gain on the notes of $15,000 (unrealized gain of $136,000 for the three-month period ended May 31, 2009), which is presented under caption Gain on investments designated as held for trading.

A variation of ±1% in the estimated discount rate would impact the estimated fair value of the Company’s investment in the notes by approximately $79,000 ($82,000 as at February 28, 2010).

In the absence of an active market, the fair value of the new notes is determined using a weighting approach and the foregoing assumptions and is based on the Company’s assessment of market conditions as at May 31, 2010. The reported fair value may change materially in subsequent periods. The Company believes that these differences will not have a material impact on the Company’s financial condition.

QUATERLY INFORMATION

The information presented thereafter details the total general and administrative expenses, other income (expenses), overall net earnings (net loss), and the net earnings (net loss) per participating share for the last eight quarters.

Period Ended	General and Administrative Expenses	Other Income (Expenses)	Net Earnings (Net Loss)	Net Earnings (Net Loss) per Share
				Basic	Diluted
	$	$	$
05-31-2010	692,000	165,000	(520,000)	(0.017)	(0.017)
02-28-2010	497,000	532,000	1,101,000	0.037	0.037
11-30-2009	1,024,000	612,000	(384,000)	(0.013)	(0.013)
08-31-2009	822,000	869,000	76,000	0.002	0.002
05-31-2009	1,864,000	2,737,000	930,000	0.032	0.032
02-28-2009	1,465,000	(1,000)	(330,000)	(0.011)	(0.011)
11-30-2008	1,939,000	(14,000)	(2,178,000)	(0.079)	(0.079)
08-31-2008	1,154,000	(147,000)	(1,291,000)	(0.047)	(0.047)

Analysis of Quarterly Results

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter unrelated to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

CONTRACTUAL OBLIGATIONS

There was no material change in the Company’s contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

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RELATED PARTY TRANSACTIONS

During the three-month period ended May 31, 2010, rent, office expenses and other required disbursements of $55,000 compared to $53,000 for the same quarter of the preceding year. These amounts have been paid to companies owned by directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Rent stands for the rental of office space, and office expenses include all Company’s administrative expenses related to employees offering services to the Company.

SUBSEQUENT EVENT

On June 22, 2010 Odyssey terminated the earn-in period on the Auclair property.

CARRYING VALUE OF MINING PROPERTIES

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are done if needed.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the Company’s annual financial statements as at February 28, 2010. The accounting policies used for the three-month period ended May 31, 2010, are in accordance with those used in the Company’s audited annual financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARS ("IFRS")

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that Canadian public issuers will be required to report under IFRS, which will replace the Canadian GAAP for years beginning on or after January 1, 2011. The conversion to IFRS will be required for the Company, for interim and annual financial statements beginning on March 1, 2011 and will require the restatement for comparative figures. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement, presentation and disclosures.

The Company has developed a changeover plan which includes the following three phases and sets out activities to be performed in each phase over the life of the project:

• Phase 1 - Diagnosis phase: In the first quarter of fiscal 2010, the Company completed the diagnosis phase for the adoption of IFRS. The diagnosis has identified the main differences between the accounting treatments applied by the Company under Canadian GAAP and the IFRS as well as the practical implications related to the measure. The differences were further classified according to their degree of complexity and by the amount of work to implement with respect to the measure.

• Phase 2 - Evaluation and design phase: In the last quarter, the Company almost completed the evaluation and design phase. The Company evaluated and documented the existing differences between IFRS and Canadian GAAP in accounting and disclosure requirements, the selection of accounting policies under IFRS, including the consideration of options available under IFRS, the integration of the effects related to the conversion on internal controls, accounting systems and other business processes, and the planning of training programs to help employees concerned for the transition and the continued compliance with IFRS.

• Phase 3 - Implementation phase: This phase will involve the implementation of all changes approved in the evaluation and design phase and will culminate in the preparation of the Company’s financial reporting under IFRS.

The Company’s adoption of IFRS will require the application of IFRS-1 First-time adoption of International Financial Reporting Standard (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following are IFRS 1 exemptions that the Company will elect on transition date:

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Fixed assets: The adopter has the option to elect fair value at the date of the transition as the deemed cost for its fixed assets. The Company will not utilize this election.

Financial instruments: The adopter has the option to change the designation of previously recognized financial instruments if certain conditions are met. The Company will keep the same classification of its financial instruments.

As at July 9, 2010, no major accounting treatment differences have been found and the Company does not anticipate any significant adjustments in its opening balance sheet of the transition date (March 1, 2010) and the application of the IFRS standards will not cause major changes to the Company’s accounting policies. However, more significant impacts are expected on the disclosure of the financial statements.

In the current year, the Company will finalize phase 2 and work on phase 3. Since phase 2 has not been completed as of May 31, 2010, other accounting impacts may be found.

The Company will also continue to monitor standards development including extractive industries projects as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the Company’s financial statements in future years.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares, without par value. As at July 9, 2010, 30,145,442 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at July 9, 2010, 1,681,250 stock options were outstanding. The expiry dates vary from April 6, 2011 to January 15, 2020.

Also as at July 9, 2010, 26,635 warrants were outstanding and the expiry dates vary from November 19, 2011 to December 10, 2011.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting during the quarter ended May 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS AND UNCERTAINTIES

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 28, 2010.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at July 9, 2010. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

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